LDK Solar Co., Ltd. Hi-Tech Industrial Park Xinyu City, Jiangxi Province China 338032

December 14, 2013

Joseph McCann, reviewing attorney

Tim Buchmiller, reviewing attorney

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

United States of America

Re:	LDK Solar Co., Ltd. Form 20-F for the fiscal year ended December 31, 2012 Filed May 13, 2013 File No. 001-33464

Dear Messrs. McCann and Buchmiller and Ms. Ravitz:

In connection with our response of December 10, 2013 to the Staff’s comment letter of November 26, 2013 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2012 filed on May 13, 2013, we hereby acknowledge that:

•	LDK Solar Co., Ltd., or the Company, is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact Jack Lai (Chief Financial Officer) at (1) 408 245 0858.

Sincerely,

/s/ Xingxue Tong
Name:	Xingxue Tong
Title:	President & Chief Executive Officer

/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Cc:	H. Timothy Li (Sidley Austin LLP)